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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

     Varco International, Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    743 North Eckhoff Street
    ----------------------------------------------------------------------------
                                   (Street)

    Orange,                         CA                                92868
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)             03/22/00
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)   95-0472620
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Tuboscope Inc. TBI
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer              [X]10% Owner    ___ Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

     [X] Form Filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Option to buy                  *          *              Common Stock   8,908,653   $17.00           D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
* See attached sheet
------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

  *On March 22, 2000, Tuboscope Inc. (the "Issuer"), and Varco International, Inc. (the "Reporting Person"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of the Reporting Person with and into the Issuer, with the Issuer being the surviving corporation in such merger. In connection with the Merger Agreement, the Issuer and the Reporting Person entered into a stock option agreement, dated as of March 22, 2000 (the "Tuboscope Stock Option Agreement"), pursuant to which the Issuer granted to the Reporting Person an irrevocable option (the "Option") to purchase up to 8,908,653 shares of Common Stock of the Issuer (the "Option Shares"), at an exercise price per share equal to $17.00. The Option may only be exercised upon the occurrence of an event the result of which is that the Reporting Person is entitled to receive the Tuboscope Termination Fee (as such term is defined in the Merger Agreement) pursuant to Section 8.03(c) of the Merger Agreement.

By reason of the Tuboscope Stock Option Agreement, the Reporting Person may be deemed to be the beneficial owner of the Option Shares and, accordingly, may be deemed to be the beneficial owner of 8,908,653 shares or approximately 16.6% of the outstanding shares of the Common Stock of the Issuer, based upon the 44,767,104 shares of the Issuer's Common Stock outstanding on March 15, 2000 (as represented to the Reporting Person by the Issuer in the Merger Agreement) and giving effect to the exercise of the Option.

Prior to the Option's becoming exercisable the Reporting Person expressly disclaims any beneficial ownership of the shares of the Issuer's Common Stock subject to the Option. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any shares of the Issuer's Common Stock subject to the Option for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is hereby expressly disclaimed. If the Option were exercised, the Reporting Person would have the sole right to vote, and the sole right to dispose of, the shares of the Issuer's Common Stock issued as a result of such exercise.

The foregoing summary of the Tuboscope Stock Option Agreement is qualified in its entirely by reference to such agreement, which has been filed as Exhibit
10.2 to the Reporting Person's Form 8-K filed on March 24, 2000.


                              VARCO INTERNATIONAL, INC.

                              By: /s/ Donald L. Stichler
                                  ----------------------
                                  Donald L. Stichler
                                  Vice President, Controller-
                                  Treasurer and Secretary           3/31/00
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

     * If the form is filed by more than one reported person, see Instruction 5(b)(v).

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.